UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 5)*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

($.10 par value)

(Title of Class of Securities)

368678108

(CUSIP Number)

Mark Shefts c/o Domestic Securities, Inc., 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

April 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Shefts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,500

	8.	Shared Voting Power 111,715

	9.	Sole Dispositive Power 17,500

	10.	Shared Dispositive Power 111,715

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,215

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Class A Common Stock, $.10 par value
Gencor Industries, Inc., 5201 North Orange Blossom Trail, Orlando, FL 32810

Item 2.	Identity and Background
Mark Shefts, the Reporting Person, is a US citizen and is President of Domestic Securities, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, NJ 07645.

Mr. Shefts has not during the last 5 years been convicted of a crime or been party to a civil proceeding which subjected him to a judgment or decree relating to violations of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration N/A

Item 4	Purpose of Transaction N/A

Item 5	Interest in Securities of the Issuer

Mark Shefts owns beneficially 129,215 shares (1.6% of the class), of which 17,500 shares are owned by a trust f/b/o Mark Shefts, of which he is Trustee, and 111,715 shares are owned by a Family Limited Partnership, the general partner of which Mr. Shefts is President, Treasurer and a director.  Mr. Shefts’ spouse, Wanda Shefts, is the sole shareholder and a vice president and director of such general partner.  Mark Shefts has sole voting and investment control over 17,500 shares and shares voting and investment control over 111,715 shares with his spouse, Wanda Shefts.  Ms. Shefts is a US citizen and has not during the last 5 years been convicted of a crime or been party to a civil proceeding which subjected her to a judgment or decree relating to violations of federal or state securities laws.

No transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the person named in response to this Item 5, except that Ms. Shefts transferred 17,500 shares of which she was a beneficial owner to a trust f/b/o her spouse, Mark Shefts.

Although the Reporting Person previously made a joint filing on Schedule 13D on September 22, 2006 and August 4, 2005, he has not been a beneficial owner of 5% or more of the Issuer’s securities since prior to July 31, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer N/A

Item 7.	Material to Be Filed as Exhibits N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2007
Date

s/Mark Shefts
Signature

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